smartQED, Inc.

PROFIT AND LOSS

April 2018 - March 2019

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Accounting Fees	3,165.00
Advertising & Marketing	1,889.30
Bank Charges & Fees	-90.00
Conference Expense	299.00
Interest Paid	527.68
Legal & Professional Services	386.00
Meals & Entertainment	1,239.89
Office Supplies & Software	1,820.05
Outside Consultant	45,929.92
R&D	91,477.33
Total Outside Consultant	**137,407.25**
Postal & Freight	4.08
Server	574.03
Taxes & Licenses	2,862.73
Telephone & Internet	228.97
Travel	701.56
Total Expenses	**$151,015.54**
NET OPERATING INCOME	$ -151,015.54
NET INCOME	$ -151,015.54